MATERIAL CHANGE REPORT

PURSUANT TO

SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(1)(b) OF THE SECURITIES ACT (ALBERTA)
SECTION 84(1) OF THE SECURITIES ACT (SASKATCHEWAN)
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
SECTION 73 OF THE SECURITIES ACT (QUEBEC)
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)

ITEM 1:	REPORTING ISSUER

Royal Bank of Canada

Corporate Secretary’s Department
P.O. Box 1
Royal Bank Plaza
Toronto, Ontario
M5J 2J5

ITEM 2:	DATE OF MATERIAL CHANGE

September 23, 2003

ITEM 3:	PRESS RELEASE

The attached press release was issued by Royal Bank of Canada on September 23, 2003.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

Royal Bank of Canada (RBC) today announced that PricewaterhouseCoopers LLP (PwC), one of its two auditing firms for the current fiscal year ending Oct. 31, 2003, has resigned as auditor because it undertook a non-audit service that may not have been permitted under the recently revised U.S. auditor independence rules. Deloitte & Touche LLP, the bank’s other auditing firm, has confirmed to RBC’s Audit Committee and Board of Directors that it will be able to complete RBC’s 2003 audit on schedule.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

See attached press release which is hereby incorporated by reference.

ITEM 6:	RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT

Not applicable.

ITEM 7:	OMITTED INFORMATION

None.

ITEM 8:	SENIOR OFFICER — FOR FURTHER INFORMATION CONTACT:

For further information, contact Peter Currie, Vice Chairman & Chief Financial Officer, (416) 974-6040.

ITEM 9:	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED September 23, 2003.

ROYAL BANK OF CANADA

By:	/s/ Peter W. Currie Name: Peter W. Currie Title: Vice Chairman & Chief Financial Officer

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.